UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Arcadia Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

039209101

(CUSIP No.)

September 30, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain-ing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise sub-ject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	039209101

1)

	Name of Reporting Persons.		Vicis Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)

SEC Use Only
4)

	Citizenship or Place of Organization		Delaware
	5)	Sole voting power	13,598,193*

Number of
Shares	6)	Shared voting power	None
Beneficially
Owned by
Each	7)	Sole dispositive power	13,598,193*
Reporting
Person
With	8)	Shared dispositive power	None

9)	Aggregate Amount Beneficially Owned by Each Reporting Person		13,598,193*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
☐

11)	Percent of Class Represented by Amount in Row (9)		10.1%*

12)	Type of reporting person.		IA

*On October 23, 2008 Vicis Capital Master Fund acquired an additional 4,898,779 shares of the Issuer’s common stock so that as of that date, the Reporting Person had sole voting power and sole dispositive power over, and aggregate beneficial ownership of, 18,496,972 shares. These 18,496,972 shares constitute 13.7% of the class of securities of the Issuer.

SCHEDULE 13G
VICIS CAPITAL LLC
ARCADIA RESOURCES, INC.

Item 1(a)	Name of Issuer:

Arcadia Resources, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9229 Delegates Row, Suite 260
Indianapolis, Indiana 46240

Item 2(a)	Name of Person Filing:

Vicis Capital LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

445 Park Avenue, 16th Floor
New York, NY 10022

Item 2(c)	Citizenship:

Vicis Capital LLC is a Delaware limited liability company

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

039209101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned:

All 13,598,193 shares reported on this Schedule (as well as all 18,496,972 shares owned as of October 23, 2008) are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 13,598,193 shares (as well as such 18,496,972 shares owned as of October 23, 2008) within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

(b)	Percent of Class:

10.1% as of September 30, 2008. Based upon 134,911,000 shares outstanding at August 8, 2008, as reported by Arcadia Resources, Inc. in its Quarterly Report on Form 10-Q filed on August 11, 2008.

On October 23, 2008 Vicis Capital Master Fund acquired an additional 4,898,779 shares of the Issuer’s common stock so that as of that date, the percent of class equaled 13.7%.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

13,598,193 as of September 30, 2008. On October 23, 2008 Vicis Capital Master Fund acquired an additional 4,898,779 shares of the Issuer’s common stock so that as of that date, the Reporting Person had sole voting power with respect to 18,496,972 shares.

	(ii)	Shared power to vote or to direct the vote

None.

	(iii)	Sole power to dispose or to direct the disposition of

13,598,193 shares as of September 30, 2008. On October 23, 2008 Vicis Capital Master Fund acquired an additional 4,898,779 shares of the Issuer’s common stock so that as of that date, the Reporting Person had sole power to dispose of 18,496,972 shares.

	(iv)	Shared power to dispose or to direct the disposition of

None.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this Schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the secu-rities referred to above were acquired and are held in the ordinary course of busi-ness and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the informa-tion set forth in this statement is true, complete and correct.

Date: October 29, 2008.

VICIS CAPITAL LLC

By:	/s/ Keith W. Hughes
Keith W. Hughes Chief Financial Officer